Exhibit 1.01

PACCAR Inc Conflict Minerals Report for Calendar Year 2014

PACCAR Inc (“PACCAR”) has prepared this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), which implements the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for disclosure by registrants concerning the use of Conflict Minerals (gold, tin, tungsten or tantalum) in their products.

PACCAR Products

PACCAR manufactures commercial vehicles sold worldwide under the Kenworth, Peterbilt and DAF nameplates, and industrial winches sold under the Braden, Carco and Gearmatic nameplates. Additional information regarding these products may be found at PACCAR.com and in its Form 10-K.

Due Diligence

PACCAR formed a committee to lead its due diligence efforts. The committee reviewed the requirements of Rule 13p-1, and developed a plan for complying with its requirements, which included initiating best practices benchmarking with other original equipment manufacturers (OEMs) and key suppliers, and developing internal structures to support the development and implementation of those efforts.

PACCAR has informed its suppliers of its commitment to complying with Rule 13p-1’s requirements concerning Conflict Minerals and to implementing a due diligence process, based on the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD 2013), to mitigate the risk of inclusion of Conflict Minerals that are not Conflict Free in its products. A copy of PACCAR’s Conflict Minerals Policy can be found at PACCAR.com at the following link: http://www.paccar.com/about-us/corporate-responsibility/ conflict-minerals-policy.

After determining that Conflict Minerals were necessary to the production or function of many of its products, PACCAR conducted a reasonable country of origin inquiry (RCOI) and, as necessary, further due diligence, to determine if any Conflict Minerals contained in its products originated in the Democratic Republic of the Congo or adjoining countries (the “Conflict Area”), or were from recycled or scrap sources. The inquiry and due diligence included the following steps:

PACCAR transmitted a notice to approximately 350 of its largest (individually more than $1 million annual purchases) production suppliers worldwide, who represented 99% of PACCAR global production purchases, informing them of the need to complete the RCOI in 2014 to meet Rule 13p-1. PACCAR also posted the notice on its purchasing website and supplier portal.

PACCAR adopted the RCOI approach developed through the efforts of the Automotive Industry Action Group (AIAG), and the Conflict Free Smelter (CFS) program developed by the Electronic Industry Citizenship Coalition, Incorporated (EICC) and the Global e-Sustainability Initiative (GeSI). To increase consistency and minimize duplicate efforts in the reports requested from suppliers, PACCAR is registered and uses the i-POINT Conflict Minerals Platform (iPCMP) to conduct its RCOI with its suppliers and to report conflict mineral information using the EICC-GeSI template. iPCMP is endorsed by the AIAG and many automotive OEMs, and is used by their Tier 1 suppliers, many of whom also supply the commercial vehicle and capital goods markets. iPCMP software interprets the responses provided by the suppliers and flags missing information or areas of concern where additional due diligence may be required. The RCOI process requests the names of smelters and refiners used by suppliers to source the Conflict Minerals and provides periodic updates to the database of compliant CFS smelters. PACCAR issued RCOI requests to the production suppliers described above, using the iPCMP tool and EICC-GeSI template.

For the period from January 1 through December 31, 2014, PACCAR received responses from suppliers representing 84% of the total cost of its production purchases. This is an increase over the prior year’s response rate of 73%. PACCAR’s global supply chain is extensive, with multiple layers of suppliers and manufacturers between PACCAR and the smelters/refiners. PACCAR relies on its direct production suppliers to provide information as to the origin of the Conflict Minerals contained in parts and components supplied to it. These suppliers, in turn, were dependent on their own suppliers for information as to locations of smelters and mines used to produce Conflict Minerals in their products. The majority of PACCAR’s suppliers have provided a company-level response which does not identify the smelters/refiners used for particular parts/components or business customers. From the responses received from its suppliers to date, PACCAR has not been able to fully determine the specific mines and smelters that processed the Conflict Minerals used in its products, or if the minerals are sourced from a recycler or scrap supplier.

Activity Since Year End 2014

PACCAR is continuing to work with suppliers, through the processes described above, to identify the sources of Conflict Minerals in its products. The use of iPCMP software helps PACCAR perform due diligence by identifying high risk RCOI reporting and information missing from supplier responses. Issues flagged provide the focus for additional due diligence or risk mitigation activities with a select group of suppliers. PACCAR will continue to work with its suppliers to develop an approach, consistent with OECD guidance, to identify Conflict Minerals sourced from the Conflict Area, and take reasonable steps to avoid their inclusion in its supply chain unless they are certified as conflict-free.